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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         Gerdau Ameristeel Corporation
         4221 West Boy Scout Boulevard
         Suite 600
         Tampa, Florida
         33607

ITEM 2   DATE OF MATERIAL CHANGE

         October 28, 2005

ITEM 3   NEWS RELEASE

         A news release was issued on November 1, 2005 and is attached to this report as Schedule A.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         Gerdau Ameristeel Corporation announced that it has amended and restated its existing senior secured revolving credit facility. The facility has a 5-year term and increased the existing revolving credit line from $350 million to $650 million (the "Amended and Restated Credit Agreement").

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the news release attached to this report as Schedule A.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7   OMITTED INFORMATION

         Other than Schedules 1.1(A), 2.3, 5.9, 5.10, 5.21, 5.24, 5.26, 6.5,
         6.13, 7.6 and 7.18 to the Amended and Restated Credit Agreement, no significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8   EXECUTIVE OFFICER

         For further information please contact Tom J. Landa, Vice President and Chief Financial Officer, at (813) 207-2300.

ITEM 9   DATE OF REPORT

         November 7, 2005.

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                                   SCHEDULE A

                          (GERDAU AMERISTEEL(TM) LOGO)

            GERDAU AMERISTEEL ANNOUNCES AMENDMENT OF CREDIT FACILITY

TAMPA, FL, NOVEMBER 1, 2005 - Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE:
GNA) announced that it has amended and restated its existing senior secured revolving credit facility. The amended facility has a 5-year term, maturing October 2010, and increases the existing revolving credit line from $350 million to $650 million.

The facility is secured by the Company's accounts receivable and inventories.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50% owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the NYSE under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
(813) 207-2300
tlanda@gerdauameristeel.com